EXHIBIT 99.1
                                                                    ------------




NEWS RELEASE

JUNE 8, 2004

ARC ENERGY TRUST PURCHASES REMAINING OWNERSHIP IN PRESTVILLE
--------------------------------------------------------------------------------

CALGARY, JUNE 8, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC" or the "Trust") is pleased to announce that it has acquired the remaining 30 per cent ownership of the Cranberry Slave Point D Pool in the Prestville area in northern Alberta, through the purchase of a private company, United Prestville Ltd.

Purchase of the private company was carried out through the issuance of 2,032,358 ARC Energy Trust units to the vendor. Through the transaction, ARC assumed the private company's share of obligations in the Prestville area. John Dielwart, President and Chief Executive Officer of ARC states "ARC was pleased to work with a supportive partner during the delineation stage in Prestville but believed the time is right to acquire full ownership in the area to further develop the assets. Reserves in Prestville remain at the levels estimated in ARC's year-end 2003 reserves release."

ARC also closed two previously announced dispositions of approximately 1,800 barrels of oil equivalent per day in the Sundre and Bow Island areas for total consideration of $55.4 million.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3 billion. The Trust currently has an interest in oil and gas production of approximately 54,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600             Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9